EXHIBIT 99.9
Notice to ASX

23 February 2022

Changes to Ore Reserves and Mineral Resources

Rio Tinto today announced to the Australian Securities Exchange (ASX) changes to the following estimates of Ore Reserves and Mineral Resources compared to those published in the 2020 Rio Tinto Annual Report:
•Mineral Resources at Rio Tinto's Winu project in Western Australia;
•Ore Reserves and Mineral Resources at Rio Tinto Aluminium (RTA) Pacific Operations at Weipa; and
•Ore Reserves and Mineral Resources at Rio Tinto's Jadar project in Serbia.
The updated estimates will be included in Rio Tinto's 2021 Annual Report which will be released to the market on 24 February 2022.  Today's announcements to the ASX were made in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and the ASX Listing Rules. Mineral Resources are reported in addition to Ore Reserves. Mineral Resources and Ore Reserves are quoted on a 100 per cent basis.
Rio Tinto's Mineral Resources and Ore Reserves as at 31 December 2021, and Rio Tinto's interests, will be set out in full in its 2021 Annual Report.
Copies of each of the full releases to the ASX are available on Rio Tinto's website at Resources & reserves (riotinto.com).
Winu Mineral Resources
The updated estimates of Mineral Resources at Winu are supported by a substantial increase in drilling information acquired since the release of the initial Inferred Mineral Resource dated 28 July 2020, and on the advancement of mining and processing studies.  These estimates comprise an Indicated Mineral Resource of 249 Mt at 0.45% copper, 0.33 g/t gold and 2.72 g/t silver, and an Inferred Mineral Resource of 358 Mt at 0.37% copper, 0.28 g/t gold and 1.95 g/t silver, giving a total Mineral Resource of 608 Mt at 0.40% copper, 0.30 g/t gold and 2.26 g/t silver, or 0.49% copper equivalent, at 0.2% copper equivalent cut-off. This represents a 21% increase in tonnage, a 16% increase in copper grade, a 12% increase in gold grade, a 40% increase in contained copper metal and a 35% increase in contained gold metal.
Rio Tinto further reports that:
•contained copper metal in the total Mineral Resource has increased 40%; and
•the Winu deposit is still open in several directions with drilling programs in 2022 continuing to target extensions.
A proportion of the total Resource meets the requirements for Indicated Mineral Resources and an Indicated Mineral Resource is reported for the first time.
Since the initial public release of Mineral Resources, drilling targeting Winu mineralisation has continued, resulting in an 83% increase in reverse circulation drilled metres, a 93% increase in diamond drill metres, for an overall increase of 88% drill metres.
The deposit remains open at depth as well as to the north, south and east and the project team continues to explore the deposit margins. While exploration activity has been somewhat constrained by site clearances at surface, the presence of copper, gold and silver mineralisation of a similar geological style and setting at the margins indicates that the Winu deposit is not, at this time, limited by geology.  Further work is required to confirm and increase understanding of extensions to the orebody.

In 2021 the project transitioned from Rio Tinto Exploration to Rio Tinto Copper where it will be advanced through the next phase of delivery. Recent technical and commercial reviews, independent of the study team, were positive and the project continues to enjoy support from the Rio Tinto Board which has approved additional expenditure to progress early works at Winu and further prepare the project for a final investment decision.
The Winu project team continues to work with local Nyangumarta and Martu Traditional Owners and regulators to progress the agreements and approvals required for any future development.
Supporting information for the update to the Winu Mineral Resource estimate is set out in the release to the ASX dated 23 February 2022 "Rio Tinto reports first Indicated Mineral Resource and 40% increase in contained copper at Winu project".
Weipa Ore Reserves and Mineral Resources
RTA Pacific Operations has written back bauxite ore from Ore Reserves to Mineral Resources due to a routine review of price assumptions over the life of the mine.
RTA Pacific Operations Ore Reserve estimate, for the Amrun deposit, has decreased by 218 Mt, from 1,044 Mt to 826 Mt.  The reduction in Ore Reserve estimate is associated with a routine review of price assumptions over the life of the mine, and updated orebody knowledge.  There has been no material change to the economic cut-off methodology or process.  There has been no material change to the other reserve modifying factors, including governmental, tenure, environmental, cultural heritage, social, community or operational.
RTA Pacific Operations Mineral Resources exclusive of Ore Reserves, for the Amrun deposit, has increased by 172 Mt, from 678 Mt to 850 Mt. The increase was mainly due to changes in the forecast pricing assumptions used in the reserving process. Those blocks removed from the 2021 Ore Reserve that are physically located above the remaining economic blocks have also been removed from the Mineral Resource.
RTA Pacific Operations Mineral Resources exclusive of Ore Reserves, for the East Weipa and Andoom deposits, has increased by 28Mt, from 35Mt to 63Mt. The increase was mainly due to changes in the forecast pricing assumptions used in the reserving process. Those blocks removed from the 2021 Ore Reserve that are physically located above the remaining economic blocks have also been removed from the Mineral Resource.
Supporting information for the update to the Weipa Ore Reserve and Mineral Resource estimates is set out in the release to the ASX dated 23 February 2022 "Changes to Rio Tinto Aluminium (RTA) Pacific Operations Ore Reserve and Mineral Resource Estimates for Weipa".
Jadar Ore Reserves and Mineral Resources
As a result of the Government of Serbia in January 2022 cancelling the Spatial Plan and revoking all related permits, Rio Tinto has decided to no longer report an Ore Reserve for the Jadar lithium-borates project in western Serbia.  Accordingly, the Mineral Resources estimate has been updated to incorporate previously declared Ore Reserves, as well as additional drilling data. This data was collected up to the end of 2021 and prior to the Government cancelling the Spatial Plan, and has resulted in an updated geological model, and reclassification of significant tonnage from Inferred to Indicated Mineral Resource category. This change has been made to reflect the current status of the project.
Rio Tinto remains committed to exploring all options and is reviewing the legal basis of the decision by Government of Serbia and future implications for our activities and our people in Serbia.
The Mineral Resources comprise 85.4 Mt of Indicated Resources at 1.76% Li2O and 16.1% B2O3 with an additional 58.1 Mt of Inferred Resources at 1.87% Li2O and 12.0% B2O3.
Rio Tinto committed $2.4 billion of funding to the Jadar lithium-borates project, in July 2021, subject to receiving all relevant approvals, permits and licenses and ongoing engagement with local communities, the Government of Serbia and civil society.
The proposed project consisted of an underground mine, sustainable industrial processing and waste facilities as well as associated infrastructure.  Production estimates included approximately 58 kt of battery grade lithium carbonate, as well as 160 kt of boric acid (B2O3 units) and 255 kt of sodium sulfate as by-products per year.

Supporting information for the update to the Jadar Ore Reserve and Mineral Resource estimates is set out in the release to the ASX dated 23 February 2022 "Rio Tinto updates Ore Reserves and Mineral Resources at Jadar".
Important notices
Winu Mineral Resources
The Winu Mineral Resource estimates referred to in this release were set out in the release to the ASX dated 23 February 2022 "Rio Tinto reports first Indicated Mineral Resource and 40% increase in contained copper at Winu project" (Winu release).  The Competent Person responsible for the information in the Winu release that relates to Mineral Resources is Mr James Pocoe, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM).
Copper equivalents have been calculated using the formula CuEq = ((Cu%*Cu price 1% per tonne *Cu_recovery) + (Au ppm*Au price per g/t*Au_recovery) + (Ag ppm*Ag price per g/t*Ag_recovery)) / (Cu price 1 % per tonne). Metal prices applied were provided by Rio Tinto Economics and generated based on industry capacity analysis, global commodity consumption and economic growth trends. Details of recoveries are shown on an average basis for material types in the Winu release.  It is the company's opinion that all the elements included in the metal equivalent calculation have a reasonable potential to be recovered and sold.
RTA Ore Reserve and Mineral Resources
The Ore Reserve and Mineral Resource estimates for RTA Pacific Operations referred to in this release were set out in the release to the ASX dated 23 February 2022 "Changes to Rio Tinto Aluminium (RTA) Pacific Operations Ore Reserve and Mineral Resource Estimates for Weipa" (RTA release).  The Competent Person responsible for the information in the RTA release that relates to Ore Reserves is Mr William Saba who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). The Competent Person responsible for the information in the RTA release that relates to Mineral Resources is Mr Angus C. McIntyre, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM).
Jadar Ore Reserves Mineral Resources
The Mineral Resource estimates for Jadar referred to in this release were set out in the release to the ASX dated 23 February 2022 "Rio Tinto updates Ore Reserves and Mineral Resources at Jadar" (Jadar release).  The Competent Person responsible for the information in the Jadar release that relates to Ore Reserves is Mr Allan Earl who is a Fellow of the Australasian Institute of Mining and Metallurgy (MAusIMM). Mr Earl's assessment is supported from a metallurgical perspective by Mr Gary Davis who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) The Competent Persons responsible for the information in the Jadar release that relates to Mineral Resources are Mr Mark Sweeney who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and Mr Jorge Garcia, who is Member of the European Federation of Geologists (EFG).
No new information
Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the Winu release, the RTA release or the Jadar release (together, the ASX releases), that all material assumptions and technical parameters underpinning the estimates in the ASX releases and the production target in the Jadar release continue to apply and have not materially changed, and that the form and context in which the Competent Persons' findings are presented have not been materially modified.

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